EXHIBIT 99.7
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                                                               [GRAPHIC OMITTED]
                                                          [LOGO - COMPUTERSHARE]

                        Computershare Trust Company of Canada
                                  530 - 8th Ave SW, Suite 600
                                             Calgary, Alberta
                                                      T2P 3S8
                                    Telephone: (403) 267-6800    CANADA
                                    Facsimile: (403) 267-6529    Australia
                                        www.computershare.com    Channel Islands
                                                                 Hong Kong
                                                                 Germany
 NOTICE OF MEETING                                               Ireland
                                                                 New Zealand
                                                                 Phillippines
 December 9, 2005                                                South Africa
                                                                 United Kingdom
                                                                 USA

TO:   Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
Office of the Administrator, New Brunswick
Securities Commission of Newfoundland and Labrador
Nova Scotia Securities Commission
Ontario Securities Commission
Registrar of Securities, Prince Edward Island
L'Autorite des marches financiers
Securities Division, Saskatchewan Financial Services Commission
Securities Registry, Government of the Northwest Territories
Registrar of Securities, Government of the Yukon Territory
The Toronto Stock Exchange


Dear Sirs:

SUBJECT:   VIKING ENERGY ROYALTY TRUST MEETING OF TRUST UNITHOLDERS
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We advise the following with respect to the upcoming meeting of Unitholders for the subject Energy Trust:

1.     Meeting Type                                 Special Meeting
2.     Security Description of Voting Issue         Trust Units
3.     CUSIP Number                                 926924101
4.     ISIN CA                                      9269241019
5.     Record Date                                  December 30, 2005
6.     Meeting Date                                 February 2, 2006
7.     Meeting Location                             Calgary AB

We are providing this confirmation to you in our capacity as agent for the Corporation.

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA


/s/ Jodie Hansen

Jodie Hansen
Assistant Trust Officer
Ph:  (403) 267-6889
Fax:  (403) 267-6598